Exhibit 99.2
Director Equity Bonus to Jean E.Boyle


[LISKA BIOMETRY LOGO]


APRIL 30, 2005

JEAN E. BOYLE
5612 Watterson Street
Manotick Estates
Ottawa, Ontario
K4M 1C6

RE: DIRECTOR EQUITY BONUS


Dear Jean,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Consulting Bonus in the form of equity in the amount of 25,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.